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                   February 12, 2021

       David Cutler
       Chief Executive Officer
       Canning Street Corp
       PO Box 140271
       Lakewood, Colorado, 80214

                                                        Re: Canning Street Corp
                                                            Form 10-12G/A filed
January 28, 2021
                                                            File No. 000-56235

       Dear Mr. Cutler :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Real Estate & Construction